EXHIBIT 12.1
Central Vermont Public Service Corporation
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31
(dollars in thousands)

	2008	2007	2006	2005(a)	2004(a)
Earnings, as defined by S-K 503(d):
Pre-tax income from continuing operations	$27,125	$22,553	$28,107	$(672)	$9,561
Plus: distributed income	10,694	4,894	2,146	1,938	1,229
Less: equity in earnings	(16,264)	(6,430)	(3,240)	(1,869)	(1,225)
Less: interest capitalized	(105)	(150)	(102)	(79)	(76)
Less: preference security dividends, as defined	(613)	(525)	(572)	(624)	(624)
Plus: fixed charges, as below	13,331	10,371	9,917	11,161	12,090
Total Earnings, as defined	$34,168	$30,713	$36,256	$9,855	$20,955

Fixed charges, as defined:
Interest on debt	$11,648	$8,490	$8,271	$9,519	$10,397
FIN 48 interest	39	51	0	0	0
Imputed interest in rental charges	1,031	1,305	1,074	1,018	1,069
Preferred dividends, as defined	613	525	572	624	624
Total fixed charges, as defined	$13,331	$10,371	$9,917	$11,161	$12,090

Ratio of Earnings to Fixed Charges	2.56	2.96	3.66	0.88	1.73

(a) Reflects Catamount Energy Corporation as discontinued operations.